Exhibit 99.1

Postmedia Network Announces Redemption of Notes

TORONTO--(BUSINESS WIRE)--November 13, 2012--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced that, further to its announcement of October 12, 2012, it has applied the net proceeds of the sale of the property at 1450 Don Mills Road in Toronto to the redemption of its 8.25% Senior Secured Notes due 2017 in accordance with the provisions of the Senior Secured Notes indenture.

A total of C$23.187 million of the aggregate principal amount of the outstanding Notes were redeemed, at par.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

CONTACT:
Postmedia Network Canada Corp.
Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com